NATIONAL RETAIL FUND II

4020 S. 147th Street

Omaha, Nebraska 68137

April 8, 2008

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC  20549

RE:

National Retail Fund II (the “Trust”)

1940 Act File No. 811-

Dear Sir or Madam:

Enclosed are the filing materials for the above-referenced Trust.  The enclosed initial registration statement is filed on Form N-2 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940.  This Registration Statement is being filed electronically.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Trust acknowledges the staff’s view that: the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 772-1772.

Very truly yours,

/s/ Matthew S. Hardin

Matthew S. Hardin, Esquire

Enclosures